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                                                                    EXHIBIT 99.1

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[VIVENDI UNIVERSAL LOGO]


SHAREHOLDER NEWSLETTER

Dear shareholders

[PHOTO OF JEAN-MARIE MESSIER]

Along with Edgar Bronfman, Jr., Eric Licoys, Pierre Lescure and all of our team, I am happy to welcome you. Thank you for representing all of Vivendi Universal's shareholders at this Shareholders' Meeting for the year 2000; and specifically, by your strong turn out, the million French individual shareholders. I am particularly happy to see that, in three years, the number of individual shareholders has multiplied by five, going from 200,000 to a little over a million. Thank you for your confidence and your loyalty, and for your support of our company.

STOCK PRICE

I am not going to beat around the bush. I know that many of you, even right now, are saying, "Yes, we are loyal to Vivendi Universal, but, when we look at the stock price, there is reason to be frustrated." You are right!

For you, shareholders; for all of our teams who, on a day-to-day basis, work hard and made the company's transformation throughout recent years possible: yes, it is true, we all feel deep frustration when we look at stock market levels.

Why are all the financial markets so depressed? After reaching immeasurable heights last spring, they plunged to pessimistic depths, the bottom from which we are perhaps just beginning to see the light. What we have just experienced is a true crash.


May 2001
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JEAN-MARIE MESSIER'S ADDRESS
to the Shareholders' Meeting

[GRAPHIC OF MEN AT DESK]

How else can we describe a year-long period during which we saw the NASDAQ lose two-thirds of its value and technology, media and telecommunications companies half - even more than half of their value, around the world.

HOW IS VIVENDI UNIVERSAL STOCK PERFORMING IN THIS CONTEXT? Despite all the disappointments that we might face, we can still emphasize that are our stock has performed better, and noticeably better, since the merger that created Vivendi Universal; better than the markets as a whole, and better than comparable companies.

Taking a bit of perspective, a little more than a year has passed since January 1, 2000. The comparison of Vivendi Universal with the principal telecommunications stocks, shows that our stock price has done significantly better than those of Vodafone, France Telecom, Deutsche Telekom, BT or KPN. Better than any of the telecoms stocks; telecommunications, obviously, is one of our company's most important businesses. If we take the stock price on December 30 (90 euros) as a reference, Vivendi Universal has since outperformed Vodafone by 15%, France Telecom by 38% and Deutsche Telekom by 102%.

Let's look next at the comparison with media stocks - those which, today, are the most directly comparable with our company. Here, I can make the same comment
- even if the performance spread of this sector is extremely wide: what is essential is that Vivendi Universal's performance is equal to (CBS Viacom) or surpasses other media stocks despite the size of our merger and the inevitable massive arbitrage that resulted in the 2nd half of 2000 : we outperformed AOL Time Warner by 35% and Yahoo! by more than 800%!

Finally - and it's the most important, let's look at the performance of our stock since the merger date, from December 11, 2000, in relation to the European market (EuroStoxx 50) or to the telecom and media price. OUR STOCK HAS VERY NOTABLY AND CONSISTENTLY PERFORMED SIGNIFICANTLY BETTER THAN THE MARKET OR THAN OUR PEERS during the last four months: on the basis of the share price on December 11, 2000 (74 euros), Vivendi Universal has since outperformed Euro Stoxx 50 by 15%, Stoxx Media by 16% and Stoxx Telecom by almost 30%.

What this performance shows, is that THE CHOICES MADE IN THE YEAR 2000 WERE THE RIGHT ONES. We were right a little more than a year ago in the telecoms sector to make our choice in favor of a partnership with Vodafone, the solid leader. We were right nine months ago to choose to acquire Seagram. In doing so, we have seized an historic opportunity to give our company a leading position worldwide in content and a true American presence without which our strategy would have rapidly been limited. Additionally, we chose the right window of opportunity, with the evolution of markets having finally reached a reduced price of around $10 billion at the moment of the merger. It is because we made these choices at the right time that, minimally, our stock performed as well as our competitors, and in most cases, significantly better than they did.

WE ARE NOT SATISFIED BY THIS PERFORMANCE, EVEN IF IT IS BETTER THAN THE MARKET'S PERFORMANCE because this performance does not at all reflect the reality of our company, your company. When we look at the reality of Vivendi Universal, we can only be confident in our ability to attain, as soon as the market opens its eyes and wakes up, new stock prices that more closely reflect our true value.

"THE MARKET IS ALWAYS RIGHT" DOESN'T MEAN THAT IT IS RIGHT ALL THE TIME. How better to illustrate this truth than by going back a little into the past once again, to the summer of 2000, to when Wanadoo, the Internet subsidiary of France Telecom, and Vivendi Environnement, had their IPOs on almost the same day. Vivendi Environnement is our subsidiary that is a world leader in environmental services, led with great success by Henri Proglio and his team. Remember: on last July 19, I personally decided to list Vivendi Environnement on the market, convinced of the stability


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of its activities and growth, and this in spite of market analysis which emphasized the great success of Wanadoo's IPO and the difficulties of Vivendi Environnement. Look where we are. No doubt about it: nine months later, our IPO was extremely successful and Vivendi Environnement has a solid stock price and inspires confidence. I am emphasizing this example because I know that many of you hold stock in both Vivendi Universal and Vivendi Environnement. I also know that you know the reasons for my confidence in our environmental activities. Due to our record over the last 150 years in this area, we are the world leader; we have strong, double-digit annual organic growth. Our operational performance is very robust. We are the leaders of innovation; I am thinking particularly of the industrial sector, for which we created, four years ago already, a jointly-owned subsidiary, Global Environment, to respond to specific needs of clients in the industrial sector. Don't forget that some of our competitors started offering this service four weeks ago, not four years.

I would like, at this point, to discuss more at length the reasons for our confidence in Vivendi Universal, regarding what makes up the core of the communications businesses.

COMMUNICATIONS:

Healthy and Strong Fundamentals

The foundations of our communications-related businesses are particularly healthy and strong. I would just like to emphasize a few points:

-     A HEALTHY BALANCE SHEET with total equity reaching 66 billion euros;

- A PRO FORMA NET DEBT THAT IS PRACTICALLY NON-EXISTENT - around three billion euros;

- Vivendi Universal posted RECORD-HIGH NET INCOME, and has cash available for investing (participation in BSkyB, etc.);

- Vivendi Universal has RAPIDLY GROWING revenue, which reach the double digits annually, spread out through all the European and American markets (60% and 40%); extraordinarily large customer bases, several dozen million subscribers; business models often based on subscription - meaning loyalty, recurrence, predictable revenues, and very little dependence on the advertising market.

Financially, Vivendi Universal, concerning the communications sectors, is rock solid - very stable with high growth. It is useful to remind you that we were not in this position a year ago, at the beginning of the year 2000. The year 2000 was decisive. We knew how to create good alliances and acquisitions; we knew how to create the number two group in the world in the communications sector which is financially very solid. This allows me to confirm for you today that we can now pursue our growth policy WITHOUT ISSUING NEW SHARES, BY EMPHASIZING INTERNAL GROWTH, OPERATIONS MANAGEMENT AND THE USE OF OUR OWN RESOURCES. Today, we are sufficiently strong to do so.

THE INHERENT

Strengths of our Business Units

When one is already strong alone, that is when one can become even stronger by associating with others, as we have done in the last few months with Seagram and Canal+. The strength of Vivendi Universal is above all to rely on our extremely solid business units, each in its own category:

- First of all, the STRENGTH OF EXPERIENCE: 90 years in the motion picture industry! ; 150 years in publishing; Canal+: the first to have developed pay television and digital television in Europe; Universal Music: a world leader in which each head of a label is a true entrepreneur; Cegetel: the first to introduce telecoms competition to France. All of our companies, in each of our sectors, have been pioneers and inventors in their areas;

- Then, the STRENGTH OF OUR ASSETS: our content and our catalogs. Think about it: the largest music catalog in the world (800,000 titles), the second largest movie library (9,000); and more than 30,000 hours of televised programs;

- And, of course, the STRENGTH OF CREATION. Our vocation is first to constantly create new products that cater to the wants and needs of the consumer. We invest about $ 2 billion per year to create new products. It is an amazing sum;

- Additionally, the STRENGTH OF OUR SUBSCRIPTION BASES. Here, the numbers also speak for themselves: 15 million subscriptions to Canal+, 13 million subscribers to Cegetel, more than three million subscribers to Vivendi Universal Publishing in Europe;


[PHOTO OF GROUP OF AUDIENCE]

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JEAN-MARIE MESSIER'S ADDRESS to the Shareholders' Meeting

[PHOTO OF JEAN-MARIE MESSIER]

- THE STRENGTH OF INTERNAL GROWTH which, when combined with our content sectors - music, movies, publishing - and our access and distribution activities - pay television and telecommunications, reaches close to 10%;

- In addition, THE STRENGTH OF OUR CASH FLOW. In the music and publishing sectors, over two-thirds of EBITDA generates free cash flow. In the subscription related sectors, whether pay TV or telecommunications, once the break-even point is reached, there is extraordinary leverage for EBITDA and cash flow generation.

- Finally, the STRENGTH OF OUR TEAMS. Our group already possesses an impressive appeal, which attracts new talent and opens up the path for new partnerships. The primary risk in a merger is that the top talent in the purchased company does not accept the new situation, and prefers to go to the competition. This is not the case, far from it, at Vivendi Universal. The impressive team at Universal Music, led by Doug Morris, Jorgen Larsen and Pascal Negre, have all confirmed their long-term commitment to us. The same goes for the teams at Canal+ and Universal Studios, led by Pierre Lescure and Denis Olivennes, Ron Meyer and Stacey Snyder, as well as the publishing team led by Agnes Touraine, and the telecoms team led by Frank Esser and Philippe Germond, who also directs the Internet teams. I AM PROUD TO BE THE CAPTAIN OF THIS IMPRESSIVE GROUP OF PEOPLE.

Even better: we are attracting new top management from the competition, notably to reinforce our marketing and purchasing teams, etc. And when Steven Spielberg's team from DreamWorks had to choose a partner several days ago between AOL-Time Warner and Vivendi Universal, all things being equal, ...
they chose Vivendi Universal. Another example: a recent poll by a French recruiting firm revealed that we were the number one company for which leading engineering and business school graduates wished to work; they feel that "at Vivendi Universal, things are happening." Making Vivendi Universal the company people want to work for the most is a great asset. We created this asset which allows us to both attract and retain the best talents in the industry.


Finally, we draw our strength from being AN INTEGRATED GROUP group that is turned toward the future

VIVENDI UNIVERSAL'S STRATEGIC FOCUS ON INTEGRATION IS POWERFUL: it does not operate in any of our business units in isolation. IT COMES FROM THE CONSUMER AND FROM OUR VISION. The two big trends for the coming decade will have to do with information, leisure, and access to knowledge. On the one hand, the development of broadband, which facilitates rapid access to mass amounts of information and services; and, on the other hand, the evolution toward mobile technologies, whatever they may be. We will all have more and more screens and devices, whether television, computer, telephone, or PDA. It is the era of multi-access and it is irreversible. So, perhaps we will be mistaken by three or six months about the availability of this or that technology, or about the speed of penetration. But, one thing is sure, we are not mistaken about the trends: broadband and mobile technologies represent the future and ease for the consumer. These weighty trends fully justify Vivendi Universal's strategy.

With the development of broadband and access to a group of pay services, there will be easy access to music catalogs and film libraries at a better price. THE OWNERSHIP OF CONTENT ADDS, THEREFORE, MORE VALUE FROM AN ASSET STAND-POINT. BEING NUMBER ONE IN MUSIC, NUMBER ONE IN FILM, NUMBER ONE IN EDUCATION, IS A STRONG ADVANTAGE.

The other side is, in this era of multi-access, we must watch for ways to simplify the consumer's life by offering a unique interface between the user's different screens and between these different technologies: "I want, if it is possible, a single e-mail address, a single message box (voice and mail)," etc. This is why we are not focused on the PC, why we are multi-access - our portal Vizzavi is only one of the examples, one of the vanguard.

WE ARE POINTED TOWARD USING NEW TECHNOLOGIES AND, IN PARTICULAR, THE DISTRIBUTION PIPE THAT IS THE INTERNET. Vivendi Universal today must, in it is different sectors, use and make available to consumers, new distribution technologies, specifically those linked to the Internet and broadband. I will take two examples. The first is the dissemination of a musical offering, on demand, over the Internet - this is the purpose of the agreement with Sony through Duet.

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The other example that I would like to cover, is the famous Universal Mobile
Telecommunications System (UMTS) mobile phone technology. It is sometimes said that UMTS depends on unstable technology. Unstable regarding its schedule and in the availability of terminals, perhaps. And yet UMTS is already a reality: this year we will be opening the first European UMTS network in Monaco.

As you know, Cegetel will be able to finance the development of this UMTS network without raising capital and without its debt-to-equity ratio ever exceeding 1 to 1.

These are two examples in music and mobile technology; two very concrete examples of the use of new technologies.

TALKING ABOUT INTEGRATION, MEANS TALKING ABOUT SYNERGIES, the implementation of which Eric Licoys plays an important role in. Our group will take a series of initiatives, the objective of which is to place in the market, for the consumer's benefit, very innovative new products and new services. Vivendi Universal is an impressive repository for ideas. I always have an eye on this aspect of the business. For each of these sectors, in essence, the Vivendi Universal merger is an exceptional reservoir of additional growth. For each of our products - film, music, CD-ROMs, books - the merger created new opportunities of dissemination and production. We have already identified and are working on about 20 new projects.

Let's take an example: THE LINK BETWEEN MUSIC AND MOBILE TECHNOLOGY. About two weeks ago we introduced new services developed in conjunction with Universal that allow SFR subscribers to personalize their telephone's ring with music - with all the music that Universal offers, to personalize voice mail messages, or to dedicate a song. Are you a Johnny Hallyday fan? Soon, your voice mail could say, "Hello, Johnny here. Welcome to Paul's voice mail." In the same manner, you can dedicate a song to one of your friends through your mobile phone. In September, we will go even further, using a new brand, adding value to Universal, with an offer focused particularly on teenagers and young adults. Terminals will allow access to technologies developed for Universal Music, to listen to music on their cell phones, which was, for example, downloaded at home from a computer or TV. This offering will benefit from the totality of musical services that I have just mentioned but also from additional promotional offers - for example, if you order your CDs through your cell phone, you will get free minutes. From such an offer, of course, we are expecting several things: the benefit of fantastic brands that exist within Vivendi Universal; an offering that corresponds better to the needs of teenagers and young adults; and also, new services that allow reinforcement of today's SFR subscribers' loyalty. Increased market share, increased brand loyalty, increased revenues through cross-service promotional strategies. These are the examples that show how we will concretely create value in music and the mobile phone.

TO IMPLEMENT THIS FORWARD-LOOKING STRATEGY, OUR GROUP IS INTEGRATED AROUND TIGHT-KNIT TEAMS which are being led with great pleasure by Edgar Bronfman, Jr. and myself. I am thrilled to have Edgar at my side since the merger;
his contribution to our decisions is important as is the exceptional quality of our personal relationship formed over the last year. We work together in a totally collegial atmosphere, with a team that is well-balanced between European and Americans.

Beyond this, in terms of culture, it has to do with marrying the best work practices, from American efficiency to the best of social responsibility as conceived by the Europeans.

THIS CULTURE OF EFFICIENCY AND SOCIAL RESPONSIBILITY COMBINED, IS ALREADY THE CULTURE OF VIVENDI UNIVERSAL. This is the moment to recall, particularly in the current French environment, that a merger does not always mean the elimination of jobs. Of course, each time it is necessary, and without hesitating, we will reorganize our operations, watching over their productivity. That can lead to difficult decisions for any one of our companies or divisions, including, sometimes, lay-offs. We all know that economically sustainable development is only made possible through a company's continual adaptation. As such dealing with each and every individual situation in exemplary manner must become a priority. Internal reclassification, training or the validation of professional experience are as many ways to better manage mobility. And we are concentrating all our resources on this. As a result 95% of Vivendi Universal employees affected by job cuts in 2000 were offered a new position within the company. Because we favor organic growth and competitivity we create jobs every year... and intend to keep on doing so.

I HAVE PRESENTED TO YOU THE SOLID FOUNDATIONS, THE STRONG BUSINESS UNITS, AND AN INTEGRATED GROUP. THIS IS THE BASIS FOR OUR CONFIDENCE FOR 2001 AND THE YEARS TO COME.

CONFIDENCE for 2001

LET'S TALK FIRST ABOUT OUR PERFORMANCE. What we touched on six months ago already was our ability in 2001 and 2002 to see our communications revenues grow by around 10% annually and our EBITDA by about 35%.

FOR 2001, WHAT DOES OUR GOAL OF MORE THAN 35% EBITDA GROWTH MEAN? It represents an increase in the operating cash flow of around 1.1 billion euros. Where does this additional profitability come from? Let's be exact. THE FIRST SOURCE, ABOUT 200 MILLION EUROS, IS THE DIRECT IMPACT FROM THE


[PHOTO OF GROUP OF MEN]


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JEAN-MARIE MESSIER'S ADDRESS to the Shareholders' Meeting

SYNERGIES OF THE MERGER, and particularly, in 2001, cost synergies. In the first quarter, the cost synergies to be available the most quickly, already represent, alone, annual savings of close to 140 million euros in the areas of purchasing, logistics, headquarters, and information systems. As you see, this objective is in full swing. 200 million euros of synergies, THAT LEAVES 900 MILLION EUROS of additional EBITDA margin. Where do they come from? HALF OF THEM COME FROM THE TELECOMMUNICATIONS SECTOR AND CEGETEL. And, of course, this is on a like to like consolidation basis. At a given moment, if we consolidate Maroc Telecom, for example, the EBITDA would be in addition to this objective based on the consolidation period in 2001.

Is this additional EBITDA of 450 million euros for Cegetel for the entire year 2001 realistic? Let's take a look at last year's first quarter results. We pursued our policy of continually optimizing both market share and income generated by SFR. We didn't follow the crazy promotions, offered at certain times, specifically in January, by our competitors. We continued to emphasize the decrease of acquisition costs (reduced by more than 10%). THE RESULTS OF THIS STRATEGY ARE CONVINCING. We increased our customer base by a net of 425,000 in 3 months, a little more than forecast and with a market share in constant growth (34% in March). Our churn continued, in parallel, to be significantly reduced (less than 2% per month), indicating the loyalty of our customers. As a result: 440 million euros of EBITDA, an almost THREE-FOLD INCREASE in the first quarter of 2001 as compared to 2000, an increase of 280 million euros. As for OPERATING INCOME, IT WAS MULTIPLIED BY TEN FOR SFR ONLY, when compared with the same period last year. At the same time, SFR generated a significant amount of free cash flow in the first quarter of 2001, around 200 million euros, resulting in the reduction of Cegetel's net debt.

I can also tell you that the profits from our fixed line services have continued, in parallel, to increase during the first quarter. Even if these results cannot, of course, be extrapolated for the rest of the year (the first quarter of 2001 was not good for the mobile technology market) for this single first quarter, almost 2/3 of Cegetel's total EBITDA growth objective for 2001 was reached. As you see, this telecoms objective is realistic and we are very confident in our ability to meet our goals 100%.

LET'S TALK NOW ABOUT THE REMAINING 450 MILLION EUROS EBITDA INCREASE IN 2001. It will have four sources. Two of them are quite significant. The first, Television and Film, will benefit not only from gains in productivity linked to the plan of action taken notably internally at Canal+, but also to the effect of the impor-tant leverage linked to the development of digital services. The number of subscribers to Canal+'s digital services in Europe should increase around 30% in 2001, with 1.5 million new subscribers and new users. The TV & Film business will also benefit from the excellent results of Universal Studios Group, delivered by sales of VHS and DVD format videos and the television broadcasting rights relating to the year's box-office hits, along with a major effort to reduce overheads.

For the first quarter, performance, revenue and margins are totally in line with the budget for 2001. The revenues of CANAL+ ROSE 11%, AND EVEN 30% OUTSIDE FRANCE, AND EBITDA INCREASED 27%. OPERATING MARGIN FOR THE TV & FILM BUSINESS UNIT AS A WHOLE MORE THAN DOUBLED, RISING FROM 120 TO 280 MILLION EUROS. OVER AND BEYOND THE PERFORMANCE OF CANAL+, THE INCREASE IS DUE TO A STRONG IMPROVEMENT OF THE STUDIOS' OPERATIONS, THE BOOM IN DVD SALES AND DEVELOPMENT OF THE THEME PARKS.

The second important source of growth for EBITDA is made up of MUSIC-RELATED ACTIVITIES WHICH SHOULD SHOW DOUBLE-DIGIT EBITDA GROWTH. What can we say about this target in regard to the first quarter? As we indicated to the market, the first quarter of 2001 was calm in this area, marked by few new album releases, for both us and our competitors. Moreover, the effect of the slowdown of some economies, notably the American economy, should not continue at the same rate throughout the rest of the year.

NEVERTHELESS, WHAT CAN WE GATHER FROM THIS? If the American market has slightly decreased in the first quarter, by around 2 to 3%, markets in the rest of the world have remained pretty much stable. Universal Music, as we thought, has continued to increase its market share. It's the well-known "leader effect" during a time of economic slowdown. Difficulties benefit the market leader above all. Universal Music gained 2 POINTS OF MARKET SHARE in the US during this quarter. Regarding revenues, despite a quarter


[PHOTO OF MEN ON STAGE WITH MOVIE SCREEN BEHIND]


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[GRAPHIC OF AUDIENCE]

that was predicted to be slow, Universal Music recorded 3% growth. Regarding EBITDA, the first indications show that Universal Music has experienced GROWTH CLOSE TO 15% during the first quarter of 2001. This augurs well for the ability to reach the entire year's goal.

Finally, contributions to the overall objective of the company will come from two other areas, to the tune of 50 to 60 million euros each. The first contributor is VIVENDI UNIVERSAL PUBLISHING whose profitability will continue to increase, and the second is a decrease of losses linked to the Internet. We are IN THE INTERNET BUSINESS TO MAKE MONEY as an extension of our traditional activities. We will do so through managing our customer databases in an intelligent manner and not by developing precarious new business models.

As you see, our confidence in our very ambitious 2001 goals does not rely on an approximate forecast. WE KNOW WHY, HOW, WHEN AND FROM WHERE INCREASED PROFITABILITY COMES. AND THE FIRST QUARTER IS VERY ENCOURAGING. REVENUES FOR OUR MEDIA AND COMMUNICATIONS ACTIVITIES AS A WHOLE INCREASED 13%, excluding the studios, which can be subject to strong cyclical variances. EBITDA doubled, FROM 425 MILLION TO 900 MILLION EUROS. As you can see, during the first quarter alone, over 40% of our full-year target for growth in EBITDA has already been met. Our company is strong and has the means to achieve its target, even in the current difficult market. We believe that the market and investors will take note.

CONFIDENCE IN THE YEAR 2001 ALSO RESTS ON WHAT WE CONSIDER TO BE THE PRIORITIES THIS YEAR. The first priority, it is well understood, is the daily management of INTEGRATION. The second is to actively and deliberately implement SYNERGIES, whether they are in the area of costs or revenues. And, there are other priorities being undertaken by each sector. Let's take a quick tour of these divisions.

Starting with TELEVISION AND FILM, we can talk about CANAL+, for example. Its objectives are straight-forward: profitable and innovative growth. First of all, growth in revenues. That will come from a more COHERENT OFFERING. Canal+ is defined by film, sports and news. Customers have to be able to extend what they experience with Canal+ into theme channels. There has to be a Film+ experience (which is why we're working on film channels), and a Sports+ experience (which is why we withdrew from Eurosport and are creating our own sports channel). And there has to be a News+ experience. That's why we're working on INTEGRATING I-TELEVISION INTO CANAL+, which is the only way to make a news channel economically viable.

The next step is a richer offering that combines television, interactive services and the Internet. This will require the new generation set-top boxes that will be rolled out in 2002.

Canal + began a PRODUCTIVITY IMPROVEMENT program and is going to reduce the losses of CANALNUMEDIA's Internet services. Canal + also intends TO ELIMINATE LOSS-MAKING CENTERS OUTSIDE FRANCE. In digital activities in Europe, this measure will mainly concern Italy and Poland. IN POLAND, discussions with the UPC group are making rapid progress. IN ITALY, Canal + recently came to an agreement with Rupert Murdoch's group TO MERGE THE TWO DIGITAL PACKAGES,
Telepiu and Stream. Once that is in place, Canal +, and therefore Vivendi Universal, will control two-thirds of an unrivalled pay television platform in Italy. The merger is currently awaiting approval from the European authorities. If accorded, it will enable costs --and in particular rights acquisition costs-- to be reduced in this market, which is dominated by terrestrial television. It will also allow break even to be achieved more rapidly than expected, through an expanded subscriber base that will total around two and half million customers from the outset.

Growth, profitability, and lastly, innovation. For tomorrow's television, the new set-top box will offer possibilities for navigating between different channels and sites that will give viewers the chance to skim easily through what is available. I might also mention video-on-demand, which all the teams from the Canal+ and Universal Studios are working on actively in an excellent example of the rapid integration of our people and interests. The objective will be to continue and intensify the growth trend in the DVD market, but also to prepare and anticipate the broadcast of online films as the penetration of broadband technology develops.

Here again, under the leadership of Pierre Lescure and his teams, our company will rapidly be taking initiatives with partners.

Next, let's cover MUSIC. The priority is to implement our ON LINE MUSIC OFFERINGS. They will be available from the summer of 2001 via directly-streamed audio, followed by a download offering in the coming months. This offering will provide the consumer the widest range of choice, with a full range of possibilities: free access, pay-per-play; and subscriptions with different levels as well, according to the amount of music that each customer wants to listen to and the types of music that he wants to access. The correct economic model is the one that each consumer creates according to his/her wishes.


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JEAN-MARIE MESSIER'S ADDRESS to the Shareholders' Meeting


We hope to make this online music offering available ON THE MAXIMUM NUMBER OF PLATFORMS. This is the meaning and the significance of the major agreement with Yahoo! that was reached a few weeks ago. Through such agreements we see clearly that the consumer will have the choice of accessing music through his/her preferred Internet site or community. The year 2001 will see a radical change in the online music market and the appearance of a genuine and powerful, profitable business model in this sector. These recent agreements deflate the Napster question and put it in its rightful place - Napster is only one of the possible offerings among many online platforms. Clearly, these agreements solidify and underline the validity of the strategy being followed at the time of the Seagram acquisition. OTHER AGREEMENTS WILL FOLLOW - I hope, I wish, and I think - in the coming months. Vivendi Universal will tackle the second half of the year 2001 from a strong position so as to play an important role in the online music market.

Let's touch on our last content division, PUBLISHING. Let's talk about EDUCATION, for example, where we are one of the world leaders in scholastic texts, in education at home with CD-ROMs and the Internet. Our group is the first in the world to launch an education site online, education.com, in five different languages, which is targeted at teachers as well as children and parents. Far from creating a site from nothing, as do too many web sites, education.com uses our global skills in technology and our content in French, Spanish, Portuguese, British English, and American English, which is already appreciated by the 170 million customers who buy our educational software.

Let's talk about GAMES. The Flipside - Uproar merger, which took place a few weeks ago, at the "right time," gives us the leading online game site worldwide, which should breakeven before the end of the year in a constantly growing market.

Finally, let's touch on the INTERNET AND VIZZAVI - the launch of which has been delayed several months due to the inability of vendors to supply General Packet Radio Services (GPRS) terminals which will allow to develop mobile Internet services. Today, ITS LAUNCH IS A REALITY.

Vizzavi "on the PC," a technical feat developed on a directly European platform in the UK and Holland last December, is already a player in these two countries with more than 750,000 registered users. France will join Vizzavi at the end of May; Italy will join next July; and Germany will as well before the end of the year. Based on this, in July, we think that Vizzavi will have MORE THAN 2 MILLIONS REGISTERED USERS, directly positioning it as one of the very top sites in Europe when the GPRS mobile offerings are launched. Moreover, between now and the end of the year, we will introduce a simple yet essential service on Vizzavi related to our focus of simplifying the life of every consumer: the integrated mail box. It is an idea that is very simple but also very useful: to have a single box for voice and e-mail messages, on my PC and my mobile phone. An e-mail arrives in your computer's in-box: you will have direct access to it through your mobile phone's screen or even through audio.
Each quarter, we will give the market specific information on Vizzavi's evolution, penetration and new services.

THE LAST PRIORITY FOR 2001 IS TO DEVELOP OUR DISTRIBUTION. We will emphasize, throughout the year 2001, what we could call "SOFT ALLIANCES," that is to say, partnership agreements rather than traditional acquisitions. For the first time, OUR GROUP IS STRONG ENOUGH, VISIBLE ENOUGH, AND LARGE ENOUGH TO BE ABLE TO HAVE DISCUSSIONS WITH ANY PARTNER IN THE WORLD AS AN EQUAL. This is what can be gathered from the agreements reached since the beginning of the year with Sony and Yahoo!, for example. Other partnerships like this are yet to come throughout the year.

We make up a coherent communications company with a clear vision, an adapted organization, attainable objectives and teams that are on the same path as far as business, culture, and work method are concerned. FOUR MONTHS AFTER THE MERGER, THE VIVENDI UNIVERSAL GROUP IS READY, COMMITTED, INTEGRATED, AND CONFIDENT. WE ARE READY TO BE THE COMPANY OF THE FUTURE and it is with this point that I would like to conclude my presentation.


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[GRAPHIC OF MAN MAKING PRESENTATION]


Ready for THE SOCIETY OF THE FUTURE

VIVENDI UNIVERSAL IS A FRENCH COMPANY WITH GLOBAL AMBITIONS and a presence in over one hundred countries. This is what makes us strong. But, we often hear, "Globalization is going to kill culture, globalization is going to equalize everything, it will make everything uniform and just Americanize it all." I don't believe this for one second. To the contrary, I believe that tomorrow's world will be one of cultural diversity and one of renewed local and national cultural identities. GLOBALIZATION DOES NOT ERODE CULTURES, IT REJUVENATES THEM AND MAKES THEM COMMUNICATE WITH EACH OTHER.

THROUGHOUT THE WORLD, THE DEMAND FOR LOCAL PRODUCTS GROWS. This is very clear with regards to music, for example. In France, 60% of the market, and growing, is made up of music that is French in origin. This movement is not specific to our country. It's the same in the United Kingdom, Japan, Latin America - everywhere. Globalization is accompanied by a clamoring for a return to strong local roots. That's great.

Concerning movies, the host of very successful French movies at the beginning of the year demonstrates very well that, when the quality is there, the French public is more than fond of national productions. This is what we see and what we will see more and more: not globalization by uniformity, but, rather, a renewal of national cultures which interact and mix together and which have the capacity to create new cultures, in which the origins and influences are multiple. In a world like this, Vivendi Universal's strength and richness is to be able to respond to every demand and desire of this society that is becoming more and more of a melting pot and more and more diverse. We respond to demands for local products with local products: English in the UK, Brazilian in Brazil, Spanish in Spain; with distinct content adapted to cultural realities and not standardized, sterile content that has been made uniform for the entire planet!

European companies know how to understand THIS CULTURAL DIVERSITY better than anyone because Europe is the cradle of diversity. Vivendi Universal explicitly inscribed this respect for cultural diversity into its code of values. And, in my opinion, Vivendi Universal will have fully succeeded, beyond its financial performance, if in the years to come, our company is identified as being "the company" which embodies and symbolizes better than our competitors the diversity to which we are all so attached.

Returning now to what we were discussing at the very beginning of this presentation, some of you will say to yourself, "Unquestionably, Vivendi Universal is a world leader. Yes, it is a company that is ready for the society of tomorrow. It is a company that moves, that is a champion; a company that shows that from France, we can conquer the environmental sector as we can the world of entertainment, of knowledge and new technologies to communications. We are proud. But... the stock price is quite disappointing." This is true.

Yet, however, I am extremely enthusiastic about Vivendi Universal's potential and prospects because our company is strong. World leader in environmental services and number two worldwide in the communications industry, WE ARE LEADERS IN THE INDUSTRIES OF THE FUTURE FOR THIS CENTURY. In addition, we have exceptional teams.

In my role as the Chairman and as an employee of the company, I owe you the company's results. Here they are. They are good. To this worthy performance can be added the objective reasons for our confidence in the future, in our expertise, and in our teams. Even if the market is not right all the time, it is always right in the medium-term. By this, I mean to say that reason always finishes by being counted in the market's evaluations. It will, therefore, know how to recognize, in the end, the true value of our company. This is a certainty based on the strength of our fundamentals. My daily obsession is to constantly explain to the market the true value and potential of our company and our business units.

And, I think it is important to remind you that during these periods when the value of stock is manifestly inferior to the true value of the company, to hold on to your shares, to even buy more, is the wisest solution.

We must also hold fast at the helm. The stronger the winds are, the more turbulent they are - and God knows if the markets are; going from one direction to another, from one excess to another, one obsession to another, one enthusiasm to another, one depression to another - the more important it is for the captain and his crew to calmly control the helm without deviating. You can count on me. You can count on my entire team. You can count on us. But, most of all, our shiphull and sails - is, as you have seen, a high-performance machine. Vivendi Universal, our company, your company, is solid. Today, we are a leader, strong, dynamic, and profitable. Thanks to our business units and our competitive positions. Thanks to our 290,000 employees who perform exceptional work. But thanks to you as well, who have always supported us. I am extremely grateful, as is my team, for your faith and your loyalty. Thank you to each and every one.



                               JEAN-MARIE MESSIER
                                Chairman and CEO


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HIGHLIGHTS - COMMUNICATIONS

ONLINE MUSIC

Duet, as it is currently named, is the on-demand music subscription service created by Universal Music Group and Sony Music Entertainment. Expected to launch in the U.S. in late summer 2001, the subscription service will offer consumers the opportunity to access a broad range of quality music online with speed, ease of use, and reliability, while respecting artists' rights. The service will provide music enthusiasts with the ability to compile personalized playlists and to share them with other members, among many features. The service is expected to launch with streaming music and plans to add downloads shortly thereafter. Duet's U.S. on-demand service will be available and marketed through a number of alliances, the first with Yahoo!, one of the world's leading Internet companies.

ACADEMY AWARDS

At this year's Academy Awards, Universal Studios won a total of eight Oscars, more than any other studio. The big winner was Ridley Scott's Gladiator, which won five Oscars, including Best Film, Best Actor, Best Costumes, Best Sound and Best Visual Effects. Other Universal winners included Julia Roberts for Best Actress in Erin Brockovich; U-571 (co-produced with StudioCanal) for Best Sound Editing; and Dr. Seuss' How the Grinch Stole Christmas for Best Makeup.

The other big winner at the March 25 ceremony was Traffic, a film produced by USA Films, a subsidiary of USA Networks, Inc. in which Vivendi Universal has a 43% stake. The Academy of Motion Picture Arts and Sciences, which comprises over 5,500 film industry professionals, awarded Traffic four Oscars: best director, best supporting actor, best adapted screenplay, and best film editing.

GAMES

Flipside consolidated its No. 1 position worldwide in online games and entertainment by acquiring Uproar, a leading American interactive entertainment company. With almost 18 million unique visitors per month, Flipside is now ranked among the top ten Internet sites in the United States--across all categories--and generates more than a billion pages viewed a month.

THE BEST NETWORK

The survey carried out by the French telecommunications regulatory body (ART) of the quality of service of the country's mobile telephone networks in 2000 placed SFR well in the lead on several criteria. These included communications in very densely populated areas, particularly in terms of network accessibility and "perfect call quality," and calls made in commuter trains.

[GRAPHIC OF WEB PAGE]

UNIVERSAL STUDIOS JAPAN

Following the success of its parks in Hollywood and Orlando, Universal opened its first theme park outside the United States in Osaka, Japan on March 31. Called Universal Studios Japan, the park is a joint venture created by Universal Studios, the City of Osaka, and a number of Japanese companies. It features a selection of the most popular attractions in the U.S. parks, as well as a number of new rides designed especially for the park, which will draw heavily on the 35 million inhabitants of the surrounding Kansai region.


[GRAPHIC OF ARCHWAY]

[GRAPHICS OF TELECOMS, TV & FILM, MUSIC]


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- VIVENDI ENVIRONNEMENT

[GRAPHIC OF WORKER]

[GRAPHIC OF BUILDINGS]

SINGAPORE

Onyx won the contract to collect both household and commercial waste for the central area of the city, where around 15% of the population lives. For five years from September, Onyx will take charge of some 480 metric tons of waste a day, using a mechanized, containerized collection system that complies with Singapore's very strict environmental standards. Onyx already had a presence in industrial waste collection and processing in the city state.

TRANSPORTATION

Connex consolidated its leadership position in the Scandinavian passenger transportation market by acquiring 50% of Combus AS, which operates more than 1,000 buses in Denmark. The acquisition increases Connex's annual revenue in Denmark by over 50% and gives the company a 25% share of the country's market.

SOUTH KOREA

Vivendi Water, in partnership with Samsung Engineering, has been selected by Inchon, a city in South Korea with 2.4 million inhabitants, to construct and operate two wastewater treatment plants with a capacity of 150,000 cubic meters a day. The 20-year contract is expected to generate total revenue of 400 million euros.

MUNICIPAL SERVICES

For the first time ever, a German city has outsourced the management of all its municipal services to a non-German European firm. The municipal council of Gorlitz in Saxony decided in favor of the multi-services bid--water, wastewater, energy, local transportation and waste management--submitted by Vivendi Environnement in the partial privatization of the city's public services utility.


[GRAPHIC OF INTERNET, PUBLISHING AND ENVIRONMENTAL SERVICES]

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[VARIOUS GRAPHICS]

STOCK PRICE INFORMATION

Vivendi Universal ADS from December 11, 2000 to April 24, 2001

                      [STOCK PRICE INFORMATION LINE GRAPH]

[NO PLOT POINTS]


FOR SHAREHOLDER INFORMATION

TEL.: 33.1.71.71.16.50

www.vivendiuniversal.com

Share capital: 6 083 981 574 E - RCS Paris 343 134 763 - Siret 343 134 763 00048
Head office: 42, avenue de Friedland - 75380 Paris Cedex 08 - France

Photo credits : Vivendi Universal photo library, all rights reserved.

                                                        [VIVENDI UNIVERSAL LOGO]